Mail Stop 3561

July 30, 2007

Mr. Warren G. Lichtenstein
Chief Executive Officer
SP Acquisition Holdings, Inc.
590 Madison Avenue, 32nd Floor
New York, New York 10022

> **Re:** **SP Acquisition Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed June 28, 2007**
> **File No. 333-142696**

Dear Mr. Lichtenstein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please insure that all changes to the registration statement are reflected in the
        EDGAR filed version as well as any paper copies submitted to the staff. For
        example, changes to Note C- Proposed offering, page F-10 appear in the paper
        copy but are not reflected in the EDGAR filing.

2.   We note the disclosure in the summary on page 2, and similar disclosure in the
        business section, that "[w]e will seek to acquire established businesses … that we
        believe can benefit from Steel Partners Group's experience in improving
        operations and enhancing value" and that "[w]e will seek to acquire a target
        business … where Steel Partners Group can add value by providing access to
        Steel Partners Group's professional and global network …" Please describe in
        more detail how Steel Partners Group will be able to accomplish these goals.
        Does Steel Partners Group intend to act as a consultant following a business
        combination? Will the officers and directors affiliated with Steel Partners Group
        remain associated with the company in some capacity after the business
        combination? Please explain. Also detail how the company could accomplish
        this, referencing the necessary transaction structure, valuation determinations,
        exchange ratios, and other contingencies which must be addressed and structured
        so as to ensure that the company's management would be able to maintain its
        position with the company post-business combination. Also reconcile the above
        noted statements with the risk factor on page 39 and the disclosure on page 78
        that some of the officers and directors may resign upon consummation of a
        business combination.

3.   We note the disclosure throughout the registration statement that Steel Partners II,
        L.P. has agreed to purchase an aggregate of 3,000,000 units prior to the
        consummation of the business combination. Please disclose whether Steel
        Partners is bound to purchase the securities. If not, please discuss when such
        agreements will be entered into. In addition, please describe the principal terms
        of any related agreements and file the agreements as exhibits.

4.   We note the transfer restrictions that bind Steel Partners II, L.P., and others, from
        transferring the founder's units, founder's shares and initial founder's warrants.
        Please describe in more detail whether the transfer restrictions would apply to the
        partnership interests in Steel Partners II, L.P. If not, please describe the business
        of Steel Partners, II, L.P, the number of partners and the circumstances in which
        partnership interests could be sold or transferred. Also explain whether any
        similar transfer restrictions would apply to SP Acq LLC and/or its interest
        holders.

Cover Page

5.   Please limit the outside front cover page of the prospectus to one page. See Item 501 of Regulation S-K.

The Offering, page 5

6.   Please disclose here and throughout the registration statement, including Part II, the name of the founding stockholder that subsequently sold the 500,000 founder's units.

Dissolution and Liquidation if No Business Combination, page 21

7.   Please direct us to the exhibit in which the indemnity from your founding stockholder appears.

Use of Proceeds, page 51

8.   In the table, we note that $2.4 million, or 66.7% of such funds not in trust and interest earned on the trust account, is reserved for "Working capital." Please describe in more detail the use of these funds.

9.   We note the disclosure on page 53 that "we may apply any funds released to us from the trust account not used to pay the purchase price … for general corporate purposes ...." Please discuss whether such funds could be used to pay finder's fees. Please revise the MD&A section accordingly.

10.   In regards to the monthly fee of $10,000 discussed on page 54, please clarify the factors considered—and individuals involved—in determining that $10,000 is the appropriate amount for the services received. Address the extent to which the administrative services, office space, other services and their costs will be shared with other companies. In addition, please reconcile this disclosure with the disclosure on page 70 in regards to the "14 investment and operating officials, who will be available to support our operations. Steel Partners Group's finance and administration function which address legal compliance, and operational matters will also be available." Please explain whether the $10,000 per month fee includes these services discussed on page 70. We note that the fee to be charged by Steel Partners Ltd. is significantly higher than other similar SPACs. Please explain.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

Related Party Transaction, page 64

11.   We note the disclosure on page 66 that "our founding stockholder was recently formed." Please reconcile this statement with the disclosure on page 11 that "[o]ur founding stockholder, Steel Partners II, L.P." and on page 92 that "Mr. Lichenstein co-founded Steel Partners II, L.P. in 1993."

Proposed Business, page 66

Effecting a Business Combination, page 72

Fair market Value of Target Business or Businesses and Determination of Offering Amount, page 75

12.   We note your response to comment 26 of our letter dated June 13, 2007. In a proxy statement seeking to obtain stockholder approval of an acquisition, a company will typically provide the valuations its board of directors used in determining the value of the acquisition. This information would appear to be important to investors. Please provide your reasons for excluding this information.

13.   We note the disclosure in footnote 3 to the table that Steel Partners II, L.P. is deemed to have beneficial ownership of the reported shares listed under Warren G. Lichtenstein. Since Steel Partners, II, L.P. is also listed in the table, please include in the table all of its beneficial shares.

Underwriting, page 123

14.   We note your response to comment 31 and we reissue our prior comment. We note the contingent nature of part of the underwriters' compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

Financial Statements

Notes to Financial Statements

Note C – Proposed Offering, F-9

15.   We have reviewed your response to comment 34 of our letter dated June 13, 2007. Your response indicates that you have no commitment related to underwriter fees and discounts to be paid in conjunction with the proposed offering. Considering your financial statements include the details of the proposed offering, it is apparent that you should also disclose the related commitment to UBS Securities LLC, Ladenburg Thalmann & Co. Inc. and/or any other underwriter to provide complete disclosure of the offering. Please revise. Further, please file a copy of your underwriting agreement. We may have further comments.

Part II

Item 15. Recent Sales of Unregistered Securities

16.   Please disclose whether the founding stockholder is an accredited investor. See Rule 501 of Regulation D. We note the disclosure on page 66 that "our founding stockholder was recently formed." Please disclose whether such entity was formed for the purpose of investing in SP Acquisition Holdings, Inc. If yes, please disclose the number of investors in the founding stockholder and describe whether the investors are accredited under Rule 501.

* * * * *

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Warren G. Lichtenstein
SP Acquisition Holdings, Inc.
July 30, 2007
Page 6

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-
3390 if you have questions regarding the financial statements and related matters. Please
contact Ronald E. Alper at (202) 551-3329 or Thomas Kluck, who supervised the review
of your filing, at (202) 551-3233 with any other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: Steven Wolosky, Esq.
        Fax (212) 451-2222